Exhibit 99.1

AIRMEDIA GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(In U.S. dollars in thousands, except share and per share data)

As of June 30,
2018
(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,369
Accounts receivable, net	11,233
Notes receivable	756
Prepaid concession fees	4,765
Other current assets, net	57,594
Amount due from related parties	1,231
Total current assets	79,948
Property and equipment, net	14,768
Prepaid equipment costs	1,177
Long-term investments	100,318
Long-term deposits	5,394
Other non-current assets	1,559
TOTAL ASSETS	203,164
Liabilities
Current liabilities:
Short-term loans	6,196
Accounts payable	46,189
Accrued expenses and other current liabilities	11,371
Deferred revenue	1,022
Income tax payable	13,446
Total current liabilities	78,224
Non-current liabilities:
Provision for earn out commitment	24,709
Total liabilities	102,933

AIRMEDIA GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET - CONTINUED

(In U.S. dollars in thousands, except share and per share data)

As of June 30,
2018
(Unaudited)
Equity

Ordinary shares ($0.001 par value; 900,000,000 shares authorized; 127,662,057 shares issued as of June 30, 2018, respectively; 125,629,779 shares outstanding as of June 30, 2018)	128
Additional paid-in capital	286,736
Treasury stock (2,032,278 shares as of June 30, 2018)	(2,351)
Accumulated deficits	(190,859)
Accumulated other comprehensive income	32,921

Total AirMedia Group Inc.'s shareholders' equity	126,575

Non-controlling interests	(26,344)

Total equity	100,231

TOTAL LIABILITIES AND EQUITY	$203,164

AIRMEDIA GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In U.S. dollars in thousands, except share and per share data)

Six months ended June 30, 2018
(Unaudited)

Revenues	$14,778
Business tax and other sales tax	(119)
Net revenues	14,659
Less: Cost of revenues	18,467
Gross loss	(3,808)

Operating expenses:
Selling and marketing	4,408
General and administrative	13,166
Total operating expenses	17,574
Loss from operations	(21,382)
Interest income, net	358
Other income, net	664

Loss from operations before income taxes and share of loss on equity method investments	(20,360)
Income tax expenses	17
Net loss before (loss) on equity method investments	(20,377)
Income (loss) on equity method investments	(488)
Net loss	(20,865)
Less: Net loss from operations attributable to non-controlling interests	(2,324)
Net loss from operations attributable to AirMedia Group Inc.'s shareholders	(18,541)

Net income (loss)	$(20,865)
Net income (loss) attributable to AirMedia Group Inc.'s shareholders	$(18,541)

Net loss attributable to AirMedia Group Inc.’s shareholders per ordinary share
- basic	$(0.15)
- diluted	$(0.15)
Net loss attributable to AirMedia Group Inc.’s shareholders per ADS
- basic	$(0.30)
- diluted	$(0.30)

Weighted average ordinary shares outstanding used in calculating net loss per ordinary share
- basic	125,629,779
- diluted	125,629,779